Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No     X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.       Indenture of the 6th issuance of simple, non-convertible into shares, single-series, unsecured debentures

INDENTURE OF THE 6th ISSUANCE OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A.

By this private instrument, as issuer and offeror of the debentures subject matter of this Indenture (as defined below):

ULTRAPAR PARTICIPAÇÕES S.A., a corporation (sociedade por ações) registered as public-traded company with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”), with head offices in the City of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Luis Antonio, 1.343, 9th floor, Bela Vista, zip code 01317-910, enrolled with the Federal Corporate Register of the Treasury Ministry (“CNPJ/MF”) under No. 33.256.439/0001-39, with its articles of incorporation duly filed with the Registry of Commerce of the State of Sao Paulo (“JUCESP”) under No. NIRE 35.300.109.724, herein represented pursuant to its Bylaws ( “Issuer”); and

as trustee, representing the pooling of the holders of the debentures from the 6th (sixth) public issuance of debentures of the Issuer (“Debenture Holders”):

PENTAGONO S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS, a financial institution, with its head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Americas, 4.200, Bloco 08, Ala B, Salas 302, 303 e 304, Barra da Tijuca, zip code 22640-102, enrolled with the CNPJ/MF under No. 17.343.682/0001-38, herein represented pursuant to its Bylaws ( “Trustee,” hereinafter referred to, jointly with the Issuer, as “Parties,” and, individually, as “Party”).

The Parties enter into this “Indenture of the 6th (sixth) Issuance of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts Issuance, of Ultrapar Participações S.A. (“Indenture”), under the following terms and conditions:

1.           CLAUSE ONE – AUTHORIZATION

1.1.   This Issuance was authorized at the Meeting of the Board of Directors of the issuer held on February 21, 2018, pursuant to paragraph 1 of article 59, of Law 6404, dated December 15, 1976, as amended (“Brazilian Corporate Law”), in which this Issuance and the Restricted Issuance were approved (as defined below) (“MBD”).

2.  CLAUSE TWO – REQUIREMENTS

The 6th (sixth) issuance of simple, non-convertible into shares, single-series, unsecured debentures (“Debentures” and “Issuance,” respectively) for public distribution with restricted placement efforts, pursuant to Law 6385, dated December 7, 1976, as amended (“Securities Law”), CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”), and other applicable laws and regulations (“Restricted Issuance”), shall meet the following requirements:

2.1           Resolution Filing and Publication.

2.1.1.   The minutes of the MBD that approved this Issuance will be filed before JUCESP and published in Diário Oficial do Estado de Sao Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper.

2.2           .  Indenture Registration.

2.2.1.   The Indenture and any amendments thereto will be registered before JUCESP, in accordance with the provisions of article 62, item II and paragraph 3, of the Brazilian Corporate Law.

2.2.2.   Up to two (2) Business Days counted as from the concession of registration of this Indenture or any amendments hereof with JUCESP, as the case may be, the Issuer shall provide the Trustee with the original counterparts of this Indenture and any amendments hereof duly registered with JUCESP.

2.3           Exemption of Register before CVM and Register before ANBIMA.

2.3.1.   This Issuance is automatically exempted from registration with CVM referred to in article 19, head provision, of the Securities Law, considering that placement of the Debentures to the investors will be made with restricted efforts, pursuant to article 6 of CVM Instruction 476.

2.3.2.            The Issuance will be filed before the Brazilian Association of Financial and Capital Market Institutions (“ANBIMA”), solely for purposes of submitting information to ANBIMA’s database, pursuant to article 1, paragraph 1, subparagraph I, and paragraph 2 of “Código ANBIMA de Regulação e Melhores Práticas para as Ofertas Pública de Distribuição e Aquisição de Valores Mobiliarios” (ANBIMA’s Code of Regulation and Best Practices for Public Offerings for Distribution and Acquisition of Securities, or “ANBIMA Code”), provided that the provisions set forth in ANBIMA Code, except for those set forth in Chapter V thereof, shall not apply to the Issuance, as long as specific guidelines have been issued in this regard by the “Conselho de Regulação e Melhores Práticas da ANBIMA” (Board of Regulation and Best Practices of ANBIMA) until the date of filing of the Closing Announcement, pursuant to article 9, paragraph 1 of ANBIMA Code.

2.4. Deposit for Distribution, Trading and Financial Settlement.

2.4.1. The Debentures will be deposited for (i) distribution in the primary market in MDA – Módulo de Distribuição de Ativos (“MDA”), administered and operated by B3 S.A. – Brasil, Bolsa, Balcão – Segment CETIP UTVM (“B3”); and (ii) trading in the secondary market in CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), administered and operated by B3, provided that distribution and  trading will be financially settled and the Debentures will be held under the electronic custody of B3.

2.4.2. Notwithstanding the provisions set forth in clause 2.4.1 above, the Debentures may only be traded in regulated securities markets after ninety (90) days as of the date of each subscription or acquisition by Qualified Investors, as defined in article 9-A of CVM Instruction No. 539, dated November 13, 2013, as amended (“CVM Instruction 539” and “Qualified Investors,” respectively), pursuant to the provisions set forth in articles 13 and 15, paragraph one, of CVM Instruction 476, and after compliance, by the Issuer, with the requirements referred to in article 17 of CVM Instruction 476, provided that trading of the Debentures shall be subject to applicable legal and regulatory provisions.

3. CLAUSE THREE - CHARACTERISTICS OF THE ISSUANCE

The Issuance will have the following characteristics:

3.1   Issuance Number.

3.1.1. This Indenture represents the sixth (6th) issuance of debentures of the Issuer.

3.2Total Issuance Amount.

3.2.1. The total Issuance amount is of one billion, seven hundred and twenty-five million reais (R$1,725,000,000.00) as of the Issuance Date (as defined below).

3.3Subscription Price and Payment.

3.3.1. The subscription and payment price of the Debentures will be their Unit Par Value, as of the date of first subscription and payment of Debentures (“First Subscription and Payment Date”), or their Unit Par Value plus Interests calculated on a pro rata temporis basis from the First Subscription and Payment Date to the actual subscription and payment date, with eight (8) decimal places, with no rounding, pursuant to the settlement rules applicable to B3 (“Subscription Price”). Payment will be made at sight upon subscription, in Brazilian currency, pursuant to the procedures adopted by B3.

3.4Series.

3.4.1. The Issuance will be made in a single series.

3.5. Placement and Distribution Procedure

3.5.1. The Debentures will be subject to public distribution with restricted placement efforts, under the firm guarantee regime of subscription of all Debentures, and they will be addressed exclusively for subscription by up to fifty (50) Qualified Investors, subject to the provisions of article 3 of CVM Instruction 476, as well as the terms and conditions of the Debenture’s distribution agreement to be entered into between the Underwriters and the Issuer (“Placement Agreement”).

3.5.2. The distribution plan will follow the procedure described in CVM Instruction 476, as set forth in the Placement Agreement. Therefore, the Underwriters may contact up to seventy-five (75) Qualified Investors, and the Debentures may be subscribed or acquired by up to fifty (50) Qualified Investors.

3.5.2.1.         Investment funds and securities portfolios whose investment decisions are made by the same manager will be deemed a single investor for purposes of the limits set forth in item 3.5.2 above, subject to the provisions set forth in article 3, paragraph 1, of CVM Instruction 476.

3.5.3. The Parties agree not to seek investors through stores, offices or establishments that are open to the public or through public communication services, such as the press, radio, television or websites that are open to the public, pursuant to CVM Instruction 476.

3.5.4. The total amount of the Issuance shall not be increased in any event.

3.5.5. The Issuer undertakes: (i) not to contact or provide information on the Restricted Offer to any investor, unless previously agreed with the Underwriters; and (ii) to inform the Underwriters of the interest expressed by potential investors in the Restricted Offer within one (1) Business Day after receiving such expression of interest.

3.5.6. No liquidity maintenance fund will be established and no price stabilization agreement will be signed in connection with the Debentures.

3.5.7.    At subscription and payment of the Debentures, Qualified Investors will sign a statement that they are aware that (i) the Restricted Offer was not registered with CVM and/or ANBIMA; and (ii) the Debentures are subject to the trading restrictions set forth herein and in applicable regulations, especially the provisions set forth in articles 13 and 15 of CVM Instruction 476.

3.5.8.    The Issuer may not undertake, under the terms set forth in article 9 of CVM Instruction 476, any other public offering with the same type of securities subject matter of the Restricted Offer within four (4) months counted as from the date of closing of the Restricted Offer, unless a new offer is submitted for registration with CVM.

3.5.9.   Issuer's current shareholders shall have no preemptive right to subscribe the Debentures and no discount whatsoever shall be granted by the Underwriters to the investors willing to acquire the Debentures.

3.5.10. Underwriters’ clients who are Qualified Investors and wish to invest in the Debentures will be served, considering the relationship of the Underwriters with such clients, as well as other investors, investment funds, individuals and legal entities, even if not Underwriters’ clients, provided that such investors are Qualified Investors, and sign the professional investor statement, pursuant to item 3.5.7 above.

3.5.11. Partial distribution of Debentures will not be permitted under the Restricted Offer.

3.5.12. There shall be no early reservation or minimum or maximum lots for the Issuance.

3.6 Settlement Bank and Bookkeeping Agent.

3.6.1. The duties as settlement bank and bookkeeper will be attributed to Banco Bradesco S.A., a financial institution with its head office in the City of Osasco, State of Sao Paulo, in the administrative center called Cidade de Deus, s/n, Vila Yara, enrolled with the CNPJ/MF under No. 60.746.948/0001-12 (“Settlement Bank or Bookkeeping Agent”, as the case may be).

3.7 Fund Allocation.

3.7.1. Funds raised with placement of Debentures will be allocated by the Issuer to reinforce its cash and lengthening of its debt profile.

3.8 Purpose of the Issuer.

3.8.1. According to article 3 of Issuer's Bylaws, its purpose is to invest its own funds in trade, manufacturing, agriculture, and provision of services, by subscription or acquisition of shares or interest in companies.

CLAUSE FOUR - DEBENTURE CHARACTERISTICS

The Debentures will have the following characteristics:

4.1. Issuance Date and Payment Method

4.1.1. For all legal purposes and effects, the Debenture issuance date will be March 05, 2018 (“Issuance Date”).

4.2. Convertibility, Type, Form and Evidenced Ownership of the Debentures

4.2.1. The Debentures will be simple, non-convertible into shares, registered and book-entry, without issuance of certificates and/or guarantees.

4.2.2. For all legal purposes, ownership of the Debentures will be evidenced through the Debenture statement, issued by the Bookkeeping Agent. In addition, it will be acknowledged as evidence of ownership of Debentures, the statement issued by B3, as the case may be, on behalf of the Debenture Holder, with respect to the Debenture held under the electronic custody of B3.

4.3. Type

4.3.1. The Debentures will be unsecured, in accordance with article 58 of the Brazilian Corporate Law.

4.4. Term and Maturity Date

4.4.1. For all legal purposes, the Debentures will be mature in five (5) years after the Issuance Date (“Maturity Date”), with due date on March 05, 2023, except for the events of total early redemption and early maturity of the Debentures.

4.5. Unit Par Value

4.5.1. The unit par value of the Debentures will be of one thousand reais (R$ 1,000) as of the Issuance Date of the Debentures (“Unit Par Value”).

4.6. Amount of Debentures Issued

4.6.1. one million and seven hundred and twenty-five thousand (1,725,000) Debentures will be issued.

4.7. Adjustment of the Unit Par Value.

4.7.1. Neither the Unit Par Value of the Debentures, nor the balance of the Unit Par Value of the Debentures will be subject to monetary adjustment.

4.8. Compensation

4.8.1. As from the First Subscription and Payment Date, the Debentures will bear compensatory interests corresponding toone hundred and five point twenty-five percent  105.25%) of the accrued variation of average daily DI - Interbank Deposit rates for one day, “over extra group,” based on a two hundred and fifty-two (252) business day-year, as defined below, calculated and published on a daily basis by B3 at Informativo Diario (Daily Bulletin), as available in its website (http://www.cetip.com.br ) (“DI Rate”), levied on the Unit Par Value or the balance of the Unit Par Value, as the case may be, payable at the end of each Capitalization Period (as defined below, calculated Compensation on an exponential, cumulative, pro rata temporis basis, according to the number of business days elapsed, according to the following formula (“Compensation”):

I=NVi x (DI Factor -1), where:

“I” corresponds to the amount of interest due at the end of each Accrual Period, calculated with eight (8) decimal places with no rounding;

“NVi” corresponds to the Unit Par Value or the balance of the Unit Par Value of the Debenture, as the case may be, informed/calculated with eight (8) decimal places with no rounding;

“DI Factor” corresponds to the multiplication of the DI Rate using a percentage applied from and including the accrual period, calculated with eight (8) decimal places with rounding, as defined below:

DI Factor =	TT 1 - DIR. x -2- j
if ico J

where:

“n” corresponds to the total number of DI-Over Rates considered in the Accrual Period, where “n” is an integer;

“p” corresponds to one hundred and five point twenty-five (105.25%);

“DIRk” corresponds to the daily DI Rate, calculated with eight (8) decimal places, with rounding, calculated as follows:

where:

“DIk” corresponds to the DI Rate published by B3, used with two (2) decimal places.

4.8.2. For the purpose of calculating the Compensation:

(i)       the factor resulting from the expression (1+DIRk x p/100) will be considered with sixteen (16) decimal places with no rounding;

(ii)      the daily factors are multiplied (1+DIRk x p/100), where, for each daily factor accumulated, the result is truncated to sixteen (16) decimal places, then the next daily factor is applied, and so on up to the last one considered;

(iii)    once the factors are accumulated, the factor resulting from the “DI Factor” multiplication is considered with eight (8) decimal places with no rounding; and

(iv)    the DI Rate will be used considering an identical number of decimal places as published by the body responsible for its calculation.

4.8.3. “Accrual Period” is defined as the time interval beginning on the First Subscription and Payment Date, in the case of the first period, or on the immediately preceding Compensation Payment Date, for the other periods, and ending on the subsequent Compensation Payment Date. Each Accrual Period succeeds the previous one without interruption.

4.8.4. In case of temporary unavailability of the DI Rate upon the payment of any monetary obligation under this clause, it will be replaced with the last known DI Rate, if any, on the calculation date, and no financial compensation will be due by the Issuer or the Debenture Holders upon the subsequent publication of the respective DI Rate.

4.8.5. Failing the setting and/or publication of the DI Rate for a period exceeding ten (10) days after this date, or, further, in case of discontinuation of such rate or impossibility to apply such rate due to a legal provision or court determination, the Trustee shall, up to five (5) days counted as from the date of lapse of the term of ten (10) days or the date of discontinuation of the DI Rate or the date of the legal or court determination, as the case may be, call a General Meeting of Debenture Holders to allow Debenture Holders to define, by mutual agreement with the Issuer, the parameter to be applied. Until the date of the resolution by the General Meeting of Debenture Holders, the last know DI Rate will be used for the calculation of the amount of any obligations under this clause.

4.8.6. In the event the General Meeting of Debenture Holders is not held upon first and second call notices, as set forth in item 4.8.5 above or, if held, there is no voting quorum to decide on the substitute rate at the General Meeting of Debenture Holders held as set forth under clause 4.8.5 above, between the Issuer and the Debenture holders representing at least seventy five percent (75%) of the Outstanding Debentures (as defined below), Issuer hereby undertakes the obligation to redeem all Debentures, with consequent cancellation thereof, within fifteen (15) days as of the date of the General Meeting of Debenture Holders is held, by their Unit Par Value or the balance of their Unit Par Value, as the case may be, increased by the Compensation due and payable until the actual redemption date, calculated on pro rata temporis basis, from the First Subscription and Payment Date or the last Compensation Payment Date of the Debentures, whichever is later. In this case, for calculating the Compensation of the Debentures to be redeemed, for each day of the period in which rates are absent, the last DI Rate officially disclose shall be used.

4.8.7. In case the DI Rate to be disclosed prior to the holding of the General Meeting of Debenture Holders referred to in section 4.8.5 above, said meeting shall no longer be held and the DI Rate, from its disclosure date, shall be used again for calculating the Compensation.

4.9      . Scheduled Amortization.

4.9.1. The Unit Par Value or the balance of the Unit Par Value of the Debentures under this Issuance will be amortized in one single installment, on the Maturity Date.

4.10.  Compensation Payment.

4.10.1.          The amounts relating to the Debenture Compensation shall be paid on a half-yearly basis, with no grace period, as of the Issuance Date, on the 05 of months March and September each year, the first payment falling due on  September 05, 2018 and the last payment falling due on the Maturity Date, including (each, a “Compensation Payment Date”), except for the events of early redemption and early maturity of the Debentures.

4.11.  Place of Payment

4.11.1.          Payments which Debentures are entitled to will be made (i) pursuant to the procedures adopted by B3 for Debentures held under the electronic custody of B3; or (ii) in the event the Debentures are not held under the electronic custody of B3, (a) in the headquarters of the Issuer, or (b) as the case may be, by the Settlement Bank.

4.12.  Term Extension

4.12.1.          Payment terms relating to any obligations falling due up to the first subsequent Business Day (as defined below), with no additional amounts payable, will be automatically extended.

4.13.  Default Charges

4.13.1.          In the event of delay by the Issuer in the payment of any amount due to the Debenture Holders, without prejudice to Compensation, the overdue amounts will be subject to a default fine equal to two percent (2%) and default interest of one percent (1%) per month, both on the overdue amounts, from the default date to the date of effective payment, regardless of judicial or extrajudicial notice or communication (“Default Charges”).

4.14.  No Right to Additions

4.14.1.          Without prejudice to the provisions set forth in item 4.13 above, the failure by the Debenture Holder to appear and receive the amount corresponding to any of Issuer's monetary obligations on the dates set forth in this Indenture or in a notice published by the Issuer shall not entitle him to receive Compensation and/or Default Charges during the period of the delay in the receipt; however, the Debenture Holder's rights vested up to the respective due date shall be secured.

4.15.  Renegotiation

4.15.1.          There shall be no renegotiation of Debentures.

4.16.  Publicity

4.16.1.          All announcements, notices and other acts and decision resulting from this Issuance which otherwise involve the interests of the Debenture Holders will be published in the Official Gazette of the State of São Paulo, as notice and when required by law, and in newspaper Valor Econômico, subject to the provisions set forth in article 289 of the Brazilian Corporate Law and the limitations imposed by CVM Instruction 476 with respect to disclosure of the public offering of Debentures with restricted distribution efforts and the legal terms, and the Issuer shall inform the Trustee with respect to any disclosure up to five (5) Business Days counted as from the date of such disclosure. In case Issuer changes its publication newspapers after the Issuance Date, it shall send a notice to the Trustee providing information on the new vehicle.

4.17.  Tax Immunity

4.17.1.          In the event that a Debenture Holder enjoys any kind of tax immunity or exemption, such Debenture Holder shall send to the Settlement Bank, within no more than ten (10) Business Days before the date scheduled for receipt of amounts relating to the Debentures, documents supporting such tax immunity or exemption, otherwise the amounts due under the prevailing tax laws shall be deducted from the income payable thereto.

CLAUSE FIVE - OPTIONAL ACQUISITION, EARLY REDEMPTION AND EXTRAORDINARY AMORTIZATION

5.1.    Optional Acquisition

5.1.1. The Issuer may, at any time, subject to the provisions of article 13 of CVM Instruction 476, acquire in the market the Debentures, provided that it complies with the rules issued by CVM, and such fact must be set out in the Issuer's management report and financial statements, subject to the provisions of article 55, paragraph 3, of the Brazilian Corporate Law. The Debentures hereunder may (i) be cancelled, (ii) be held in the Issuer's treasury, or (iii) be once again placed in the market. The Debentures acquired by the Issuer to be held in treasury, as set forth in this item, shall, if and when put back in the market, be entitled to the same interest as the other Debentures.

5.2. Full Optional Early Redemption

5.2.1. At its sole discretion, the Issuer may, as from the twenty-fourth (24th) month from the Issuance Date, that is, on or as from March 05, 2020, upon prior notice to the Debenture Holders, with copy to the Trustee, by individual notice or published announcement, at least five (5) days before the event date, early redeem all Debentures (“Early Redemption”), at the balance of the Unit Par Value subject matter of redemption on the date of Early Redemption, increased by Compensation, and the latter shall be calculated on a pro rata temporis basis from the First Subscription and Payment Date or the last Compensation payment date, whichever occurs later, to the actual redemption date (“Redemption Base Amount”), as well as levy on the Redemption Base Amount, of redemption premium of zero point thirty percent (0.30%) per year, based on a two hundred and fifty-two (252) business day-year, on a pro rata temporis basis from the actual early redemption date to the Maturity Date (“Early Redemption Amount”).

5.2.2. B3 must be notified, through correspondence from the Issuer jointly with the Trustee, of the performance of early redemption, at least three (3) Business Days before the intended date of such early redemption. All Debentures subject matter of the Early Redemption must be redeemed on the same date, which must fall on a Business Day.

5.2.3.           Payment of the Early Redemption Amount will occur (i) through the procedures adopted by B3 for Debentures held under the electronic custody of B3, or (ii) through the procedures adopted by Settlement Bank, for Debentures that are not held under the electronic custody of B3.

5.3.      Optional Extraordinary Amortization

5.3.1.          At its sole discretion, the Issuer may, as from the twenty-fourth (24th) month from the Issuance Date, that is, on or as from March 05, 2020, upon prior notice to the Debenture Holders, with copy to the Trustee, by individual notice or published announcement, at least five (5) days before the event date, amortize in advance up to ninety-eight percent (98%) of the balance of the Unit Par Value of the Debentures (“Extraordinary Amortization”), at the portion of the balance of the Unit Par Value subject matter of amortization on the Extraordinary Amortization date, plus Compensation, proportionally to the amount of the portion of the Unit Par Value to be amortized on an extraordinary basis, which will be calculated on a pro rata temporis basis from the First Subscription and Payment Date or the last Compensation payment date, whichever occurs last, to the actual extraordinary amortization date (“Amortization Base Amount”), as well as levy on the Amortization Base Amount, of premium of zero point thirty percent (0.30%) per year, based on a two hundred and fifty-two (252) business day-year, on a pro rata temporis basis from the actual extraordinary amortization date to the Maturity Date (“Extraordinary Amortization Amount”).

5.3.2.           B3 must be notified, through correspondence from the Issuer jointly with the Trustee, on the extraordinary amortization, at least three (3) Business Days before the intended date of such extraordinary amortization. All amounts due as Extraordinary Amortization Debentures must be paid on the same date, which must fall on a Business Day.

5.3.3.           Payment of the Extraordinary Amortization Amount will occur (i) through the procedures adopted by B3 for Debentures held under the electronic custody of B3, or (ii) through the procedures adopted by Settlement Bank, for Debentures that are not held under the electronic custody of B3.

6.        CLAUSE SIX - EARLY MATURITY

6.1.    Any of the following shall be deemed events of early maturity of the Debentures under this Issuance, whereby, subject to the provisions of items 6.2 and 6.3 below, the Unit Par Value or the balance of the Unit Par Value will be immediately payable, plus Compensation, calculated on a pro rata temporis basis from the First Subscription and Payment Date or the last Compensation Payment Date, as applicable, to the actual payment date by virtue of early maturity, and potential Default Charges:

(i)        failure to pay the principal and/or the Compensation due to the Debentures on their respective due dates;

(ii)      non-compliance, by the Issuer, with any non-pecuniary obligation resulting from this Indenture, not remedied within the respective cure period, or, if no cure period is established, not remedied within five (5) Business Days counted as from receipt of notice sent by the Trustee to the Issuer, or by the Issuer to the Trustee, whichever occurs first, informing on the respective default;

(iii)    file of a petition for judicial or extrajudicial reorganization by the Issuer to any creditor or class of creditors, regardless of whether or not such reorganization is approved by the court, is allowed to proceed, or is granted;

(iv)     liquidation, dissolution, or declaration of bankruptcy of the Issuer and/or the companies controlled by the Issuer;

(v)      filing by the Issuer of a petition for voluntary bankruptcy; and

(vi)    occurrence of any Change to the Shareholding Control of the Issuer and/or Ipiranga (as defined below);

(vii)  protests of bills against the Issuer (R$250,000,000.00), or its equivalent amount in other currencies;

(viii)change to the registration of the Issuer pursuant to articles 220 through 222 of the Brazilian Corporate Law;

(ix)    If the Issuer is held liable, in a final and unappealable court decision, for relevant damages caused to the environment; and

(x)     If violation is determined, in a final and unappealable court decision, to any Brazilian or foreign legal or regulatory provision, applicable to the Issuer with respect to a corruption act, including, but not limited to, Law 12846, dated August 1, 2013, Law 9613, dated March 3, 1998, as amended, and the U.S. Foreign Corrupt Practices Act of 1977 (“Anticorruption Laws”).

6.1.1. For purposes of item 6.1, (vi), above, (1) “Change to the Shareholding Control of the Issuer” shall mean a public offering of shares of the Issuer as a result of the acquisition, by any individual or legal entity or Group of Shareholders, of direct or indirect shareholding interest equal to more than twenty percent (20%) of the Issuer's capital stock (excluding treasury shares), combined with the subsequent change in the majority of the members of the Board of Directors. Group of Shareholders is defined as the group of people: (i) bound by contracts or agreements of any nature, including shareholders' agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of people representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two people having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two people. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights or any other form of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of Shareholders whenever two or more such entities: (I) are managed by one single legal entity or related parties of one single legal entity; or (II) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of vote to be held at a Shareholders' Meetings, as determined by the respective statutes, is in the manager's sole discretion, shall be deemed as part of the Group of Shareholders; and (2) “Change to the Shareholding Control of Ipiranga” shall mean the Issuer ceases to hold (i) direct or indirect shareholding interest equal to more than 50% (fifty percent) plus one share of the voting stock of Ipiranga Produtos de Petróleo S.A. ("Ipiranga") and (ii) the power (by means of equity interest or voting agreement) to elect the majority of the corporate officers and direct the corporate activities of Ipiranga.

6.2.    The occurrence of any of the events set out in sub-items (i), (iii), (iv), (v) of item 6.1 above shall give rise to the automatic and immediate early maturity of the Debentures, regardless of any notice or communication, subject to article 12, sole paragraph, of CVM Instruction 583, dated December 20, 2016, as amended (“CVM Instruction 583”).

6.3.    Upon the occurrence of the event set out in the other sub-items of item 6.1 above, the Trustee shall call, within two (2) Business Days from the time it becomes aware of the occurrence of such event, a General Meeting of Debenture Holders to resolve on declaration of non-early maturity of the

Debentures, subject to the calling procedure set forth in Clause Nine below, and quorum of seventy-five percent (75%) of outstanding Debentures.

6.3.1. In the event of (i) quorum to hold and/or make a resolution at the General Meeting of Debenture Holders is not reached as provided in item 6.3 above at second call notice; or (ii) Debenture Holders representing seventy-five percent (75%) of outstanding Debentures fail to vote on non-declaration of early maturity, the Trustee shall, immediately, declare the early maturity of all obligations resulting from the Debentures.

6.4.    The occurrence of the declaration of the early maturity of the Debentures shall be immediately communicated by the Trustee to B3.

6.5.    In the event of early maturity of the obligations resulting from the Debentures, the Issuer shall redeem all Debentures, which will be subsequently cancelled, at their Unit Par Value or balance of their Unit Par Value, as the case may be, plus Compensation, calculated on a pro rata temporis basis, from the First Subscription and Payment Date or the last Compensation Payment Date, as the case may be, to the actual payment date, without prejudice to payment of Default Charges, as the case may be, and any other amounts due by the Issuer under the terms set forth in this Indenture, outside the scope of B3, up to two (2) Business Days counted as from the date of early maturity of the obligations resulting from the Debentures, under penalty of, if it fails to do so, being required to pay for Default Charges.

7.   CLAUSE SEVEN - ISSUER'S ADDITIONAL OBLIGATIONS

7.1.         Subject to the other obligations set forth in this Indenture, until the full payment of the Debentures, the Issuer further undertakes to:

(i)        comply with the obligations set forth in CVM Instruction 476, including, but not limited to, the obligations set forth in article 17 of CVM Instruction 476, namely:

(a)           prepare year-end financial statements and, if applicable, consolidated financial statements, in compliance with the Brazilian Corporate Law and the rules issued by CVM;

(b)           cause its financial statements to be audited by an independent auditor registered with CVM;

(c)            disclose its annual financial statements, with the corresponding notes and independent auditors' report, within three (3) months from the end of the fiscal year, on its website;

(d)           keep the documents mentioned in item (c) above on its website for a period of three (3) years;

(e)           comply with the provisions of CVM Instruction 358, enacted on January 3, 2002, as amended (“CVM Instruction 358/02”), relating to confidentiality and restrictions on trade;

(f)            disclose on its website the occurrence of any relevant fact, as defined by article 2 of CVM Instruction 358/02, and immediately inform such fact to the Underwriters and the Trustee;

(g)           provide any information requested by CVM and B3;

(h)           disclose in its website the annual report and other notices submitted by the Trustee on the same date of receipt thereof, subject to the provisions set forth in item (d) above;

(ii)      provide the Trustee with:

(a)     within ten (10) Business Days, any information that may reasonably be requested by the Trustee to allow the Trustee to perform its obligations under this Indenture and CVM

Instruction 583;

(b)     financial information and information on the corporate acts of the Issuer necessary for the preparation of the report destined to the Debenture Holders set forth in this Indenture;

(c)      information with respect to occurrence of any of the events of early maturity up to two (2) Business Days after becoming aware of them;

(d)     organizational chart, financial information and all corporate acts necessary to prepare the annual report the Trustee may request, which must be duly provided by the Issuer up to thirty (30) days before expiration of the term to provide the report. The organizational chart of the corporate group of the Issuer must also include its controlling companies, controlled companies, companies under common control, affiliates and members of the controlling block, as applicable, at the end of each fiscal year;

(e)     the original counterpart filed with JUCESP of the acts and meetings of Debenture Holders involved in the Issuance; and

(f)      up to two (2) Business Days after whichever occurs first between the ninetieth (90th) day counted as from the end of each fiscal year and the actual disclosure date, (I) a copy of the financial statements of the Issuer for the ended fiscal year, accompanied by the independent auditor’s report for such fiscal year, prepared under the Brazilian Corporate Law and the rules of which are issued by CVM; (II) statement from the statutory officer of the Issuer, pursuant to its bylaws, certifying: (1) the provisions set forth in the Indenture remain valid, with respect to the Issuer; (2) non-occurrence of none of the events of early maturity and proper compliance with the Issuer’s obligations before the Debenture Holders and the Trustee; (3) that it assets are duly insured; and (4) no acts have been performed in non-complianve with the Issuer’s Bylaws.

7.1.1. The Issuer hereby, irrevocably and irreversibly, undertakes to ensure that the operations that it performs under B3 are always in line with the good market practices, holding the Trustee harmless from and against any responsibility for proven claims, losses and damages, lost and/or incidental profits given rise due to non-compliance with such rules, provided that they have not been evidently performed by the Trustee.

8.    CLAUSE EIGHT - TRUSTEE

8.1.    Appointment.

8.1.1. The Issuer hereby appoints and constitutes Pentágono S.A. Distribuidora de Titulos e Valores Mobiliários, qualified in the preamble of this Indenture, as the trustee of this Issuance, which hereby and in due legal form accepts such appointment to, in compliance with the law and the present Indenture, represent the Debenture Holders as a group.

8.2.    Representations

8.2.1. The Trustee, as appointed in this Indenture, hereby provides the following representations and warranties to the Issuer:

(i)        it is a financial institution duly incorporated and existing as a corporation (sociedade anônima), under Brazilian laws;

(ii)      it has not been legally prevented, pursuant to article 66, paragraph 3, of the Brazilian Corporate Law and article 6 of CVM Instruction 583, from performing the job assigned thereto;

(iii)    it accepts the job assigned thereto, fully assuming the duties and obligations set forth in the applicable laws and this Indenture;

(iv)     it fully accepts this Indenture and all its terms and conditions;

(v)      it is aware of applicable regulation enacted by the Central Bank of Brazil (“BACEN”) and CVM, including the provisions set forth in BACEN Circular Letter No.1.832, enacted on October 31, 1990, as amended;

(vi)     it is duly authorized to enter into this Indenture and perform its obligations set forth herein, having complied with all requirements under the law and according to its bylaws;

(vii)   it does not fall within any of the events of conflict of interests set forth in article 6 of CVM Instruction 583;

(viii) it is duly qualified to perform the activities of trustee, in compliance with the prevailing regulations;

(ix)     this Indenture constitutes a legal, valid, binding, and effective obligation of the Trustee, enforceable according to its terms and conditions;

(x)      the execution of this Indenture and the performance of its obligations hereunder do not violate any obligation previously assumed by the Trustee;

(xi)     its representative who will sign this Indenture has sufficient powers to do so;

(xii)   it has verified the legal aspect and lack of defects in the transaction, in addition to the truthfulness, consistency, accuracy and sufficiency of information provided by the Issuer in this Indenture; and

(xiii) as of the date of execution of this Indenture, pursuant to the organizational chart provided by the Issuer, the Trustee found that it provides trustee services in the issuances listed in Exhibit I attached hereto. Until this date, no event of pecuniary default has been found in any of these issuances.

8.3.    Replacement

8.3.1. In the event of impediment, resignation, intervention, out-of-court liquidation, a General Meeting of Debenture Holders shall be held within no more than thirty (30) days from such event to elect the new Trustee; such meeting must be called by the Trustee to be replaced, and it may be called by Debenture Holders representing, at least, ten percent (10%) of the Outstanding Debentures. If the meeting is not called up to fifteen (15) days from the expiration of the aforementioned period, the Issuer shall call it, as set forth in Clause Nine below. In exceptional cases, CVM may call such meeting in order to appoint the new trustee or  appoint a temporary substitute. The compensation of the new Trustee shall be determined in compliance with the provisions of item 8.3.6 below.

8.3.2. In the event that the Trustee is unable to continue performing its duties due to circumstances occurring after the execution of this Indenture, it shall immediately inform such fact to the Issuer and the Debenture Holders, by calling a General Meeting of Debenture Holders, requesting its replacement.

8.3.3. In the event the Trustee finds any violation to item 11.8 below, the Issuer, the Debenture Holders or the Trustee itself may call a General Meeting of Debenture Holders in order to resolve on replacement of the Trustee.

8.3.4. The Debenture Holders are entitled, after the expiration of the period for distribution of the Debentures, to replace the Trustee and appoint its substitute, at a General Meeting of Debenture Holders specially called for such purpose by Debenture Holders representing, at least, ten percent (10%) of Outstanding Debentures.

8.3.5. Replacement of the Trustee must be informed to CVM, up to seven (7) Business Days counted as from the date of last filing referred to in item 8.3.6 below.

8.3.6. Replacement of the Trustee shall entail amendment to this Indenture, which must be filed with JUCESP, as set forth in item 2.2.1 above.

8.3.7. In case of resignation of the Trustee, it shall continue to perform its duties until its effective replacement.

8.3.8. The Trustee shall start performing its duties on the date of this Indenture or of any amendment relating to a replacement and shall continue to perform its duties until full payment of the Debentures or until its effective replacement.

8.3.9. In case of actual replacement of the Trustee, as approved by the Debenture Holders, the substitute shall receive the same compensation as of the Trustee, under the same terms and conditions; the first annual installment due to the substitute shall be calculated on a pro rata temporis basis from the date it starts to perform its duties as trustee. Such consideration for the services provided by the substitute trustee may be changed by mutual agreement between the Issuer and the substitute trustee.

8.4.    Duties.

8.4.1. The Trustee shall have the following duties and obligations, without prejudice to any others established by law, by CVM regulations or by this Indenture:

(i)       to protect the rights and interests of the Debenture Holders, acting with caution and diligence in the same manner as any active and honest person would act in the administration of his own assets;

(ii)      to resign from the job in the event of a subsequent conflict of interests or any other form of inability and immediately call the General Meeting of Debenture Holders to resolve on its replacement;

(iii)    to safeguard all documents related to performance of its duties;

(iv)    to verify, when accepting its role, the truthfulness of information related to guarantees, is applicable, and consistency of other information set forth in this Indenture, and take action in order to correct any omissions, faults, or defects it may find;

(v)       ensure, jointly with the Issuer, that the Indenture and its amendments are filed with JUCESP, and take, in the event of omission by the Issuer, all measures provided by law;

(vi)     accompany submitting of periodical information by the Issuer and warn the Debenture Holders, in the annual report, on any inconsistencies or omissions it is aware of;

(vii)   to issue an opinion on the sufficiency of the information contained in any proposal for changes to the conditions of the Debentures;

(viii) to request, whenever it deems necessary, up-to-date certificates from state court clerks' offices, federal distributors, Public Treasury courts, Offices for Protest of Bills, Labor Courts, and Counsel for the Federal Treasury of the jurisdiction where the Issuer has its headquarters, as well as the other judicial districts in which the Issuer exercises its activities;

(ix)    to call, when necessary, the General Meeting of Debenture Holders, through a notice published at least three (3) times, pursuant to item 4.16 above;

(x)      to attend the General Meeting of Debenture Holders in order to provide any information that may be requested;

(xi)     to prepare a report addressed to the Debenture Holders, pursuant to article 15 of CVM Instruction 583 and item “b,” paragraph 1, of article 68 of the Brazilian Corporate Law, which must contain at least the information below:

(a)      compliance by the Issuer with its obligations to provide periodical information, indicating any inconsistencies or omissions it is aware of;

(b)      amendments to the bylaws occurred in the period materially affecting the Debenture Holders;

(c)       comments on Issuer's economic and financial indicators and capital structure related to clauses intended to protect the interests of holders of securities and which provide for the conditions the Issuer should comply with;

(d)      number of Debentures that have been issued, number of outstanding Debentures and cancelled balance in the period;

(e)      redemption, amortization, conversion, renegotiation and payment of interests on the Debentures in the period;

(f)       allocation of funds raised with the Issuance, based on information provided by the Issuer;

(g)      list of the assets and amounts under Trustee’s management;

(h)      maintenance of sufficiency and enforceability of guarantee, as applicable;

(i)        compliance with other obligations assumed by the Issuer under this Indenture;

(j)        declaration on the lack of conflict of interests that could prevent the Trustee from acting as Trustee; and

(k)      existence of other public or private offerings of securities by the Issuer or an affiliated, controlled or controlling company, or a company belonging to the same group as the Issuer, for which it may have acted as trustee, as well as the following data on such offerings:

(1)      name of the offering company;

(2)      number of securities being issued;

(3)      offering amount;

(4)      type and involved guarantees;

(5)      maturity date and interest rate; and

(6)      pecuniary default in the period.

(xii)   disclose the report referred to in item (x) above on its website up to four (4) months from the end of the fiscal year of the Issuer;

(xiii) to keep up-to-date the list of Debenture Holders and their addresses, including by means of information management before the Issuer, the Settlement Bank and the Bookkeeping Agent and B3;

and for the purpose of complying with the provisions set forth in this subparagraph, Issuer and the Debenture Holder, upon the subscription and payment of Debentures, expressly authorize the Settlement Bank, the Bookkeeping Agent and B3 to fulfill to any requests made by the Trustee, including  with regard to disclosure, at  any moment of the position of Debentures and their respective holders;

(xiv)  to coordinate the draw for the Debentures to be redeemed, as set forth herein, as applicable;

(xv)   to monitor compliance with the clauses of this Indenture, particularly those imposing positive and negative covenants;

(xvi)    to notify the Debenture Holder with respect to any failure by the Issuer to perform its financial obligations assumed herein, including obligations related to guarantees, if applicable, and clauses intended to protect the interests of the Debenture Holders and which provide for the conditions to be complied with by the Issuer, indicating the consequences to the Debenture Holders and the measures it will take with respect to this matter, up to seven (7) Business Days counted as from awareness by the Trustee of such failure;

(xvii)       to make the annual report referred to in item (x) above available for public consultation in the website of the Trustee (www.pentagonotrustee.com.br) for three (3) years;

(xviii)    to make the unit value of the Debentures, as calculated by the Issuer jointly with the Trustee, available on a daily basis to the Investors and market participants, through its service center and/or website;

(xix)    to request, when necessary, external audit of the Issuer;

(xx)     to exercise its activities in good-faith, with transparency and loyalty to the Debenture Holders;

(xxi)    to make available in its website (www.pentagonotrustee.com.br) the up-to-date list of issuances in which it acts as trustee; and

(xxii)     to disclose in its website (www.pentagonotrustee.com.br) information provided for in Article 16 of CVM Instruction 583, which information must be made available for public consultation in its website for at least three (3) years.

8.4.2. Without prejudice to the Trustee’s duty of diligence, the Trustee shall assume that the original documents or certified copies of documents sent by the Issuer or third parties at its request are genuine and true and were not subject to fraud or counterfeiting. Further, the Trustee shall not, in any event, be responsible for the preparation of the Issuer's corporate documents, so that the Issuer shall remain responsible for the preparation of such documents in accordance with the prevailing laws and regulations.

8.4.3. The Trustee shall not be responsible for checking the sufficiency, validity, quality, truthfulness, or completeness of the technical and financial information contained in any document that is forwarded to it with the purpose of informing, complementing, clarifying, rectifying, or ratifying the information in this Indenture, except for those already set forth in this Indenture

8.4.4. The acts or expressions by the Trustee resulting in any responsibility for the Debenture Holders and/or releasing any third parties from obligations towards them, as well as those related to the due compliance with the obligations taken hereunder, will only be valid when previously resolved by the Debenture Holders at a General Meeting of Debenture Holders.

8.4.5. The Trustee shall not issue any kind of opinion, nor shall it make any judgment on the guidance relating to any fact of the Issuance that the Debenture Holders are supposed to define, undertaking only to act in accordance with the instructions that are given to it by the Debenture Holders. In this regard, the Trustee does not have any responsibility for the result or the legal effects resulting from the strict compliance with the Debenture Holders' guidance given to it, as defined by the Debenture Holders and reproduced before the Issuer, regardless of any possible losses that may arise therefrom to the Debenture Holders or the Issuer. The performance of the Trustee is limited to the scope of CVM Instruction 583, as amended, and the applicable articles of the Brazilian Corporate Law, being exempt, under any circumstance or pretext, of any further responsibility that has not resulted from the applicable legislation.

8.5.    Specific Attributions

8.5.1. The Trustee will take all and any measures provided by la or herein in order to protect the rights or defend the interests of the pooling of Debenture Holders, in the event of default by the Issuer, pursuant to the provisions set forth in article 12 of CVM Instruction 583:

8.6.    Trustee Compensation

8.6.1. Annual installments in the amount of seven thousand reais (R$ 7,000.00), the first of which falling due up to the fifth (5th) business day after the date of execution of the Indenture, and the following of which falling due on the same day in the subsequent years, calculated on a pro rata die basis, if necessary. The first installment will be due even if the Issuance is not paid up, as structuring and implementation. Compensation will be due even after the final maturity of the Debentures, if the Trustee is still exercising activities inherent to its duties with respect to the issuance, which compensation will be calculated on a pro rata die basis.

8.6.2. The installment mentioned above will be adjusted according to the positive accrued variation of IGP-M, calculated and published by the Getulio Vargas Foundation, or, in case such index is not available, or when it cannot be used, according to the index that replaces it, starting on the date of the first payment up to the subsequent payment dates, calculated on a pro rata die basis, if necessary and as applicable.

8.6.3. In the event of non-payment of any amount due, delayed amounts will be subject to the contractual fine of two percent (2%) on debt amount, as well as default interests of one percent (1%) per month, and debt amounts will be subject to adjustment to inflation based on IGP-M, from the date of default to the actual payment date, calculated on a pro rata die basis.

8.6.4. The installments mentioned in clause 8.6.1 above shall be increased by the following taxes: ISS (Tax on Services of Any Nature), PIS (Contribution to the Social Integration Program), COFINS (Contribution for Funding of Social Security), CSLL (Social Contribution on Net Income), IRRF (Income Tax Withheld at Source) and any other taxes that may apply on the Trustee's compensation at the rates in effect as of the dates of each payment.

8.6.5. Payment of Trustee compensation will be deposited in the current account the Trustee indicates on a timely basis, and deposit confirmation slip will be good as payment confirmation.

8.7. Expenses

8.7.1. The Issuer and, as applicable, the Debenture Holders, will reimburse the Trustee of all expenses it has evidently incurred in order to protect the rights and interests of the Debenture Holders, or to realize its credits, provided that such expenses, whenever possible, had been previously informed to and approved by the Issuer. The Trustee, however, is hereby aware of and agrees with the risk of not having such expenses reimbursed in case they have been incurred in disagreement with (i) common sense and reasonability criteria generally accepted in similar commercial relationships; or (ii) the fiduciary duty that is inherent in it.

8.7.2. The refund referred to in this item will be made within seven (7) business days, counting from the delivery to the Issuer the copy of the documents evidencing the expenses that have been actually incurred and are necessary to protect the rights of the Debenture Holders.

8.7.3. The expenses referred in this item shall comprise, among others, the following:

(i)       the publication of reports, statements, and notices as set forth in this Indenture, and others that may come to be required by applicable regulations;

(ii)     obtaining of certificates, registry office expenses;

(iii)   photocopies, scans, submission of documents;

(iv)    displacement between States, accommodation, transportation, when necessary for the performance of the duties;

(v)     costs incurred with telephone calls related to the Issuance; and

(vi)    any subsequent additional and special or expert surveys that may be imperative, if there are any omissions and/or obscurities in the information related to the strict interests of the Debenture Holders.

8.7.4. The credit of the Trustee for any expenses it may have incurred to protect the rights and interests or realize the credits of the Debenture Holders, which have not been paid pursuant to item 8.7.1 above, will be added to the Issuer's debt and will be under the same guarantees as those of the Debentures, in preference to them in the order of payment.

8.7.5. If any amount due to the Debenture Holders as a result of this Indenture is paid through a judicial action or if its collection is made through attorneys, the Issuer must pay, in addition to all amounts due under this Indenture and related to the Debentures, attorney's fees and other expenses and costs that may be incurred due to such collection.

8.7.6. All expenses resulting from legal proceedings, including administrative ones, which the Trustee may incur to protect the interests of the Debenture Holders shall be previously approved, whenever possible, and paid in advance by the Debenture Holders and later, as set forth by law, refunded by the Issuer. Such expenses to be paid in advance by the Debenture Holders correspond to court deposits, fees, and rates in the actions filed by the Trustee, as a representative of the Debenture Holders. The losing party's fees in actions shall be equally borne by the Debenture Holders, and so will the compensation of the Trustee in case the Issuer remains in default in relation to its payment for a period longer than thirty (30) days, and the Trustee may request guarantee from the Debenture Holders to cover the risk of losing such action.

9.        CLAUSE NINE - GENERAL MEETING OF DEBENTURE HOLDERS

9.1.    The general meeting of debenture holders (“General Meeting of Debenture Holders”) will be subject to article 71 of the Brazilian Corporate Law and the provisions set forth in CVM Instruction 583.

9.2.  The General Meeting of Debenture Holders may be called by the Trustee, by the Issuer, or by the Debenture Holders representing at least ten percent (10%) of the Outstanding Debentures, or by the CVM.

9.2.1. Call notice will be made through notice published at least three (3) times in the newspapers where the Issuer is required to make its public communications, subject to other rules related to the publication of call notices of general meetings as contained in the Brazilian Corporate Law, CVM Instruction 583, the applicable regulations, and this Indenture.

9.3.   The General Meeting of Debenture Holders shall be held within the minimum term of fifteen (15) days, counted from the date of first announcement of the call. The General Meeting of Debenture Holders, at a second call, may only be held at least eight (8) days after the date scheduled for its holding at the first call.

9.4.   Resolutions adopted by the Debenture Holders, within the scope of their legal competence, subject to the quorums established in this Indenture, will be existent, valid, and effective as to the Issuer and will bind all holders of Outstanding Debentures, regardless of their attendance to the General Meeting of Debenture Holders or the vote cast at the corresponding General Meeting of Debenture Holders.

9.5.   Regardless of the above-mentioned procedures, the General Meeting of Debenture Holders shall be deemed regular when all Debenture Holders attend it.

9.6.   The legal representatives of the Issuer shall attend the General Meeting of Debenture Holders called by the Issuer, while attendance at the meetings called by the Debenture Holders or the Trustee by the legal representatives of the Issuer is optional, unless their attendance is required by the Debenture Holders or the Trustee, as the case may be, event in which they will be required attend such meeting.

9.7.    Quorum to Open the Meeting

9.7.1. The General Meeting of Debenture Holders will be validly opened, at the first call, with the presence of Debenture Holders representing at least one half of the Outstanding Debentures, and, at a second call, with any quorum.

9.8.    Board

9.8.1. The chair of the General Meeting of Debenture Holders shall be occupied by the Debenture Holder, or its representative, if a legal entity, elected by the Debenture Holders or by the person designated by CVM.

9.9.    Quorum Necessary to Pass Resolutions

9.9.1. In the resolutions of the General Meeting of Debenture Holders, each Debenture will entitle its holder with one vote, and the constitution of a proxy, either to a Debenture Holder or not, will be admitted. Except as otherwise set forth in this Indenture, changes to the characteristics and conditions of the Debentures and of the Issuance must be approved by Debenture Holders representing at least seventy-five percent (75%) of all the Outstanding Shares, provided that changes to the Compensation, maturity term, renegotiation, early redemption, or amortization of the Debentures or release of guarantees, and/or provisions on resolution quorum at the General Meetings of Debenture Holders set forth in this Indenture must count on the approval by the Debenture Holders representing ninety percent (90%) of the Outstanding Debentures.

9.9.2. In order to establish quorum for this Indenture, “Outstanding Debentures” mean all subscribed and paid up Debentures, but which have not been redeemed, except (i) for the Debentures held in treasury by the; and (ii) exclusively for purposes of the General Meeting of Debenture Holders, the Debentures held by (a) companies directly or indirectly controlled by the Issuer; (b) controlling shareholders of the Issuer; and (c) managers of the issuer, including their spouses and relatives up to the second degree.

10.      CLAUSE TEN - ISSUER'S REPRESENTATIONS AND WARRANTIES

10.1.   The Issuer represents and warrants to the Trustee, on the date hereof, that:

(i)       it is a corporation duly organized and existing as a publicly-traded company (sociedade anônima de capital aberto) in accordance with the Brazilian laws;

(ii)     it is duly authorized to enter into this Indenture and comply with all obligations hereunder, after all legal and statutory requirements have been met for such purpose, and the execution of this Indenture and placement of the Debentures do not violate any legal provision, agreement, or instrument to which the Issuer is a party;

(iii)    the legal representatives executing this Indenture have statutory and/or assigned powers to take, on its behalf, the obligations hereunder and, if they are proxies, they were legally granted the powers, and the corresponding proxies are in full force;

(iv)     entering into the Indenture and placing the Debentures do not constitute a violation of any legal provision, agreements, or instruments to which it is a party, nor shall it result in: (a) the acceleration of any obligation set forth in any of such agreements or instruments; (b) the creation of any lien on any asset or property of the Issuer; or (c) the termination of any of such agreements or instruments;

(v)      no registry, consent, authorization, approval, license, order by, or qualification before any governmental authority or regulatory body, is required for the compliance, by the Issuer, with its obligations under this Indenture and the Debentures, or for carrying out the Issuance, except for the registration with JUCESP of the minutes of the MBD and this Indenture and publication of the minutes of the MBD;

(vi)     it is not aware of any fact preventing the Trustee from fully exercising its functions, pursuant to the Brazilian Corporate Law and CVM Instruction 583;

(vii)   it has all the authorizations and relevant permits (including social environmental licenses) required by the federal, estate, and municipal authorities to exercise of its activities, all of which issued by the competent bodies and fully valid;

(viii) it is in compliance or questioning in court or administratively, in all material respects, with the laws, regulations, administrative rules and determinations of the governmental bodies, autarchies or courts, relevant to the conduction of its business; and

(ix)     this Indenture constitutes a legal, valid, effective and binding obligation of the Issuer, enforceable according to its terms and conditions.

10.2.  The Issuer shall notify, up to three (3) Business Days, the Trustee if any of the representations provided herein become, in whole or in part, inaccurate, incomplete or incorrect.

11.     CLAUSE ELEVEN - MISCELLANEOUS PROVISIONS

11.1.  Notices

11.1.1.          The notices to be sent by each of the parties under this Indenture, if made by e-mail, shall be considered received on the date they are sent, provided that their reception is confirmed by an indication (receipt issued by a machine used by the issuer); and, if made by mail, the notices shall be considered delivered when they are received with protocol or with "return receipt" issued by the Postal Office or telegram, to the addresses contained below:

To the Issuer:

Ultrapar Participações S.A.

Av. Brig. Luís Antonio, 1343, 8º Andar

01317-910 – São Paulo – SP

C/O: Ms. Fabiana Ieno Judas / Ms. Sandra López Gorbe

Phone: (11) 3177 6850 / (11) 3177 6614

Fax: (11) 3177 6687 / (11) 3177 6107

E-mail: fabiana.judas@ultra.com.br / sandra.gorbe@ultra.com.br

To the Trustee:

Pentagono Distribuidora de Títulos e Valores Mobiliários

Avenida das Americas, nº4.200, Bloco 08, Ala B, Salas 302, 303 and 304

22640-102 - Rio de Janeiro - RJ

C/O: Ms. Nathalia Machado Loureiro, Ms. Marcelle Motta Santoro and Mr. Marco Aurelio Ferreira

Phone: (21) 3385-4565

E-mail: operational@pentagonotrustee.com.br

To the Settlement Bank:

Banco Bradesco S.A.
Cidade de Deus, s/no, Prédio Amarelo, 2o andar
CEP 06029-900 – Osasco – SP
C/O: Ms. Debora Andrade Teixeira / Mr. Douglas Marcos da Cruz
Phone: (11) 3684-9492 / (11) 3684-7911 / (11) 3684-7691
E-mail: debora.teixeira@bradesco.com.br / 4010.custodiarf@bradesco.com.br / douglas.cruz@bradesco.com.br / 4010.debentures@bradesco.com.br

To B3:
B3 S.A. – Brasil, Bolsa, Balcão - Segmento CETIP UTVM
–Praça Antônio Prado, 48, 2º andar - Centro
CEP 01010-901 – São Paulo – SP
Phone: (11) 0300-111-1596
E-mail: valores.mobiliarios@b3.com.br

11.1.1.          Change to any of the foregoing must be immediately informed by the Party to the other Parties.

11.2  Waiver

11.2.1.          No presumption of waiver of any rights resulting from this Indenture is admitted. No delay, omission, or liberality in the exercise of any right or privilege granted to the Trustee and/or the Debenture Holders, by reason of any default by the Issuer, shall impair the exercise of such right or privilege or shall be interpreted as constituting a waiver thereof or a consent to such default, nor shall it constitute novation of or change to any other obligations undertaken herein by the Issuer or any other previous obligation regarding any other default or delay.

11.3.  Irrevocability

11.3.1.          This Indenture is executed in an irrevocable and irreversible manner, being binding upon the Issuer and the Trustee and their successors, on any account.

11.4.  Severability

11.4.1.          In case any of the provisions herein comes to be deemed as invalid or unenforceable, all other provisions shall remain unaffected by such consideration, and both the Issuer and the Trustee shall in good faith undertake to replace the affected provision which another which, as much as possible, can be equally enforceable.

11.4.2.                   The Parties agree that this Indenture, as well as all other transaction documents, may be amended, without the approval from the Debenture Holders, whenever and only with respect to (i) changes to any transaction documents which have already been permitted under the respective transaction document(s); (ii) when such change exclusively results from the need to meet requirements to adjust to legal, regulatory rules or CVM, ANBIMA or B3 requirements; (iii) in the event of relevant error, whether it is a rough one, typo or mathematical; or, also (iv) by virtue of adjustment of enrollment information of the Parties, such as change to their corporate name, address and phone number, among others, provided that such changes do not represent any losses to the Debenture Holders or any change to the flow of Debentures, and provided, further, that no additional cost or expense is attributed to the Debenture Holders.

11.5.   Amendments

11.5.1.       Except as otherwise expressly set forth herein, any amendments must be signed by all Parties after approval at the General Meeting of Debenture Holders, pursuant to Clause Nine above, and must ba later filed by the Issuer with JUCESP.

11.6.            Business Day

For purposes of this Indenture, “Business Day” means any day other than Sarturday, Sunday or national holidays.

11.7.  Enforceable Instrument

11.7.1.          This Indenture and the Debentures constitute an out-of-court enforceable instrument, pursuant to article 784, items I and III, of Law 13105, dated March 16, 2015, as amended (“Brazilian Code of Civil Procedure”), and the obligations hereunder shall be subject to specific performance, according to articles 815 et seq. of the Code of Civil Procedure.

11.8.   Anticorruption Policy

11.8.1.          The Issuer, their Representatives and any third parties, direct or indirect (temporary service providers, advisors, consultants and agents), used or hired by the Parties, hereby undertake, even if otherwise instructed by any employee or another Party, not to pay, offer, authorize and/or promise – directly or indirectly – any amount, goods or improper advantage to any person who is an official, agent, employee or representative of any government, whether national or international, or of its national or international agencies and bodies, or to any political party, candidate or person holding a public office or to political party offices, or any other person, knowing or having any reasons to believe that any and all amounts, goods or improper advantage will be offered, given or promised in order to obtain improper favorable treatment for business of such Party and/or of its Representatives, in violation to Anticorruption Laws.

11.8.2.          The Trustee (when acting on its own account, as representative of the Debenture Holders), their Representatives and any third parties, direct or indirect (temporary service providers, advisors, consultants and agents), used or hired by the Parties, hereby undertake, even if otherwise instructed by any employee or another not to pay, offer, authorize and/or promise – directly or indirectly – any amount, goods or improper advantage to any person who is an official, agent, employee or representative of any government, whether national or international, or of its national or international agencies and bodies, or to any political party, candidate or person holding a public office or to political party offices, or any other person, knowing or having any reasons to believe that any and all amounts, goods or improper advantage will be offered, given or promised in order to obtain improper favorable treatment for business of such Party and/or of its Representatives, in violation to Law 12846, dated of August 1st, 2013, as amended, and Law 9613, dated of March 3, 1998, as amended.

11.8.3.          For the purpose of this clause, “Representative” shall mean any natural or legal person (including those that, directly or indirectly, exercise control on such legal person, as well as its subsidiaries and companies under common control, as defined under article 116 of the Brazilian Corporate Law), their respective officers, managers, partners, employees, any third parties, directly or indirectly (temporary service providers, advisors, consultants and agents) used or subcontracted by them (in case of the Trustee, when acting on its own account, as representative of the Debenture Holders). The term “person” shall be construed in a comprehensive manner and shall include, without being limited to, any company, firm or partnership, or other entity or individual.

11.9.  Governing Law

11.9.1.          This Indenture shall be governed by the Laws of the Federative Republic of Brazil.

11.10.           Jurisdiction

11.10.1.       The courts of the City of Sao Paulo, State of Sao Paulo, are hereby elected to settle any disputes arising from this Deed and for the enforcement of payment obligations set forth herein, to the exclusion of any other courts, however privileged they may be.

In witness whereof, the parties cause this instrument to be execute in six (6) counterparts, all of them equal in content and form.

Sao Paulo, February 22, 2018.

(Remainder of page was intentionally left blank.)

(Signature Page 1/2 of the Indenture of the sixth (6th) Issuance of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts, of Ultrapar Participações S.A.)

ULTRAPAR PARTICIPAÇÕES S.A.

Name: Title:	Name: Title:

(Signature Page 2/2 of the Indenture of the sixth (6th) Issuance of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts, of Ultrapar Participações S.A.)PENTÁGONO S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS

Name:

Title:

Witnesses:

________________________ Name: TAXPAYER'S ID (CPF):	________________________ Name: TAXPAYER'S ID (CPF):

EXHIBIT I

List of Issuances – Trustee

Issuance	2nd issuance of debentures of Ipiranga Produtos de Petróleo S.A.
Total Issuance Amount	R$800,000,000.00 (eight hundred million reais)
Number of Debentures	80,000 (eighty thousand) debentures
Type	Unsecured debentures, with personal guarantee
Guarantee	Suretyship
Maturity Date	December 20, 2018
Compensation	107.9% of DI Rate
Classification	Pecuniary compliance

Issuance	4th issuance of debentures of Ipiranga Produtos de Petróleo S.A.
Total Issuance Amount	R$500,000,000.00 (five hundred million reais)
Number of Debentures	500 (five hundred) debentures
Type	Unsecured debentures, with personal guarantee
Guarantee	Suretyship
Maturity Date	May 25, 2021
Compensation	105% of DI Rate
Classification	Pecuniary compliance

Issuance	6th issuance of debentures of Ipiranga Produtos de Petróleo S.A.
Total Issuance Amount	R$1,500,000,000.00 (one billion and five hundred million reais)
Number of Debentures	1,500,000 (one million and five hundred thousand) debentures
Type	Unsecured debentures, with personal guarantee
Guarantee	Suretyship
Maturity Date	July 28, 2022
Compensation	105% of DI- Rate
Classification	Pecuniary compliance

Issuance	5th issuance of debentures of Ultrapar Participações S.A.
Total Issuance Amount	R$800,000,000.00 (eight hundred million reais)
Number of Debentures	80,000 (eighty thousand) debentures
Type	Unsecured debentures
Guarantee	N/A
Maturity Date	March 16, 2018
Compensation	108,25% of DI Rate
Classification	Pecuniary compliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Indenture of the 6th issuance of simple, non-convertible into shares, single-series, unsecured debentures)